5405 Windward Parkway Alpharetta, GA 30004 T 1-844-4AVANOS www.avanos.com
03/28/2024

Sig Delgado

Dear Sig,

We are pleased to extend to you an offer of employment to join Avanos Medical in the position of Senior Vice President, Integrated Supply Chain. In this role you will report to Joe Woody, the Chief Executive Officer of Avanos.

Start Date
Your anticipated start date is 5/6/2024.

Compensation
As discussed, your total annual compensation is $1,369,000, consisting of base salary, short term incentive compensation, and long-term incentive compensation. Further details are below:

Base Salary
Your starting salary will be $465,000.00 per year and is subject to applicable withholdings and deductions. You are paid semi-monthly on the 15th and last day of the month. If the normal check date falls on a weekend or holiday, you will be paid on the previous business day.

Short-Term Incentive

You will be eligible to participate in the Avanos Management Achievement Award Plan (MAAP). Medical Annual Incentive Plan (AIP). Your bonus incentive target will be 60% of your earned base pay (an annual target of $279,000). Your actual bonus for 2024 will be prorated for the year.

Bonus criteria are established each year by the Compensation Committee. For the 2024 year, your bonus will be based on Avanos performance for the years against targets established by the compensation committee in March of 2024. In early 2025, the Committee will assess the extent to which those performance targets have been met and then approve the resulting payouts to officers. The complete terms and conditions of the MAAP are set forth in Avanos' Plan Document.

Long-Term Incentive

Beginning in 2025, you will be eligible for annual long-term grant incentive grants under Avanos' equity Participation Plan. For 2024, your annual target award value is $625,000.

Future annual long-term incentive target grant amount along with the grant type and mix are subject to change by Avanos Board of Directors at their discretion. The complete terms and conditions of Avanos' Equity Participation Plan are set forth in the Plan Document.

Sign-On Award

You will also be awarded a one-time sign-on award in the amount of $500,000. This award will be granted as of your start-date and will consist of cash in the amount of $150,000 and time-based restricted share units in the amount of $350,000. The cash award will be paid to you within 90 days of your start date. The number of time-based restricted share units to be granted will be equal to the sign-on equity award amount ($350,000) divided by the closing stock price for Avanos shares on the grant date. These time-based restricted shares units will vest on the third anniversary of the grant date. The sign-on awards will be subject to applicable state and federal tax withholdings when paid.

Benefits

Avanos Medical offers a comprehensive benefits package that includes medical, dental, vision, life insurance, flexible spending accounts, company-paid disability programs and a matching 401(k) plan. You will be provided a benefits guide with details of these programs.

Vacation

As an employee of Avanos Medical you will receive four (4) personal holidays per year and accrue three (3) weeks of vacation per year. Vacation and personal holidays are prorated based on your date of hire.

Relocation
Avanos' corporate headquarters are based in Alpharetta, Georgia. Should you choose to relocate within two calendar years of your acceptance of this offer, you will be eligible to participate in Avanos' Relocation Program. Relocation must be complete within one calendar year of its commencement. Weichart Workforce Mobility Inc. administers Avanos' relocation services, and should you relocate, a Weichart representative will contact you following your initiation of the move to review the relocation program with you.

In the unlikely event that you voluntarily leave the organization within two years of your relocation, you will be obligated to repay to Avanos any relocation payments you have received under the Relocation Program.

Severance
You will be eligible to participate in Avanos' existing Severance Plan. The general terms of the plan are described in Avanos' Proxy Statement and the complete terms and conditions are set forth in Avanos' Plan Documents.

Other Considerations

This offer is contingent upon: 1) the successful completion of a background check and satisfactory results of a pre-employment drug test; verification of your legal right to work in the United States; and acknowledgment that you are not under any non-compete, non-solicitation, or any other agreements that would prevent you from working for Avanos Medical. 2) Your acceptance of Avanos' Confidentiality, Non-Solicitation and Assignment of Business Ideas Agreement. These agreements are required of all new hires of Avanos Medical because of an employee's potential access to confidential information, customer lists, and trade secrets.

Employment at Avanos Medical is at-will and can be ended by you or the company for any reason at any time. Furthermore, this letter is simply intended to provide a general description of the terms of your at-will employment. It does not constitute a contract or give rise to any contractual or quasi-contractual rights, and the offer of employment or the terms of the employment may be changed or rescinded by Avanos at any time.

We look forward to your acceptance of this otter and would appreciate your prompt response.

If you have any questions or need additional Information, please feel free to give me or Joe Woody a call.

Sincerely,

/s/ John Cato

John Cato
Vice President, Human Resources

To indicate your acceptance of this offer and its terms and conditions, please sign in the space provided below:

/s/ Sig Delgado
Sig Delgado
Date: 03/30/24